Exhibit 99.1

NewCelX Provides Business and Strategic Roadmap Update Following Closing of Merger with NLS Pharmaceutics Ltd.

Zurich, Switzerland, November 3, 2025 -- NewcelX Ltd. (Nasdaq: NCEL) (“NewCelX” or the “Company”), a Swiss clinical-stage biopharmaceutical company developing cell-based and small-molecule therapies for neurodegenerative and metabolic diseases, integrating regenerative medicine and neuroscience expertise within a unified platform, today announced that it has posted an investor presentation on its website.

The public may access the investor presentation slides via the “Corporate Presentation“ page of the “Investor Relations & Media“ section of the Company’s website at https://newcelx.com/investors-media/investors/corporate-presentation/.

About NewcelX

NewcelX Ltd. (NASDAQ: NCEL) is a biotechnology company developing transformative cell-based and small-molecule therapies for neurodegenerative and metabolic diseases. The company's integrated platform combines advanced stem-cell technologies and neuroscience expertise to deliver scalable, regenerative treatments targeting conditions such as Amyotrophic Lateral Sclerosis (ALS) and Type 1 Diabetes. NewcelX is headquartered in Zurich, Switzerland, with research and development operations in Ness Ziona, Israel.

Forward Looking Statements

This press release references an investor presentation that contains expressed or implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Such statements include, but are not limited to, the timing and outcome of NewCelX’s planned clinical trials, including the Phase IIa trial of AstroRx® in ALS; the Company’s expectations regarding the pre-IND and IND filings for IsletRx; the development and regulatory path for the DOXA platform; the Company’s ability to obtain regulatory approvals; its ability to secure and maintain patent protection; its plans for collaborations and partnerships; its anticipated market opportunities; and its prospects for future growth and revenue generation.These forward-looking statements and their implications are based on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described. The following factors among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; potential delays or obstacles in launching or completing clinical trials; products that may not be approved by regulatory agencies; technologies that may not be validated or accepted by the scientific community; the inability to retain or attract key employees; unforeseen scientific difficulties with products in development; higher-than-expected product costs; results in the laboratory that do not translate to clinical success; insufficient patent protection; possible adverse safety outcomes; legislative changes; delays in developing or introducing new technologies, products, or applications; and competitive pressures that could reduce market share or pricing. Except as otherwise required by law, NewCelX does not undertake any obligation to publicly release revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in its Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”) and available at www.sec.gov, as well as in subsequent filings made by NewCelX, including under the heading “Risk Factors” in its proxy statement/prospectus filed with the SEC on September 10, 2025.

NewcelX Investor & Media Contacts:

Sarah Bazak, Investors Relations
InvestorRelations@newcelx.com

www.NewcelX.com
Social Media: LinkedIn, Facebook, X, Instagram